                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          --------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                For the Plan's fiscal year ended March 31, 1996

                          --------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Minntech Corporation
              14605 - 28th Avenue North
              Minneapolis, Minnesota 55447

     This Form 11-K consist of 14 pages (including exhibits).

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST

                                      INDEX



                                                                     PAGE
                                                                    NUMBER
                                                                    ------
FINANCIAL STATEMENTS:

Report of Independent Accountants                                 F-1 to F-2


Statement of Net Assets Available for Benefits                        F-3


Statement of Changes in Net Assets Available for Benefits,
  with Fund Information                                           F-4 to F-5


Notes to Financial Statements                                     F-6 to F-8


SUPPLEMENTARY SCHEDULES:

I.   Assets Held for Investment at March 31, 1996                     F-9

II.  Reportable Transactions for the Year Ended March 31, 1996       F-10


Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


EXHIBITS:

Consent of Independent Accountants                                    E-1

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
  of the Minntech Corporation
  Profit Sharing and Retirement Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust at March 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

To the Participants and Administrator
  of the Minntech Corporation
  Profit Sharing and Retirement Plan and Trust


The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan investment custodian or the historical cost of Plan assets sold during the year. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Price Waterhouse LLP
Minneapolis, Minnesota
September 11, 1996

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                  March 31,
                                                     --------------------------------
                                                             1996                1995
                                                             ----                ----
Investments (at fair value):
  Fidelity Funds:
    Magellan Fund                                    $  1,792,112        $  1,244,404
    Growth and Income Fund                              1,252,399             805,415
    Overseas Fund                                         283,126             209,892
    Intermediate Bond Fund                                475,359             390,905
    Spartan Money Market Fund                             683,689             541,607
  Securities of participating employer - Minntech
    Corporation Common Stock                              699,337             683,414
                                                     ------------        ------------
      Total investments                                 5,186,022           3,875,637

Participant loans                                         237,177             229,361
Employer contribution receivable                                              363,550
Cash                                                       40,495              19,736
                                                     ------------        ------------

Net assets available for benefits                    $  5,463,694        $  4,488,284
                                                     ------------        ------------
                                                     ------------        ------------


                 See accompanying notes to financial statements.

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                            YEAR ENDED MARCH 31, 1996

                                          Fund Information
                       ----------------------------------------------------------
                                                                         Spartan    Minntech
                                   Growth and             Intermediate    Money    Corporation             Contribution
                        Magellan     Income     Overseas      Bond       Market      Common     Participant Receivable
                          Fund        Fund        Fund        Fund        Fund        Stock        Loans     and Cash      Total
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------
Sources of net assets:
 Interest/dividend
  income               $  100,643  $   62,268  $    6,069  $   29,132  $   34,694  $      803   $   18,805              $  252,414
 Net appreciation
  (depreciation) in
  fair value of
  investments             266,117     257,648      26,338       5,359                 180,995                              736,457
 Employer matching
  contributions            14,978      10,539       3,574       4,902       5,728       5,169                               44,890
 Employee contributions   191,838     132,746      44,216      61,460      73,956      68,141               $    1,348     573,705
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------
   Total additions        573,576     463,201      80,197     100,853     114,378     255,108       18,805       1,348   1,607,466
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------

Applications of
  net assets:
 Distributions           (113,517)   (145,091)    (20,290)    (61,643)    (86,859)   (191,570)     (13,086)               (632,056)
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------
   Total decreases       (113,517)   (145,091)    (20,290)    (61,643)    (86,859)   (191,570)     (13,086)               (632,056)
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------

Net increase prior to
  interfund transfers     460,059     318,110      59,907      39,210      27,519      63,538        5,719       1,348     975,410
Interfund transfers        87,649     128,874      13,327      45,244     114,563     (47,615)       2,097    (344,139)
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------

   Net increase
     (decrease)           547,708     446,984      73,234      84,454     142,082      15,923        7,816    (342,791)    975,410

Net assets available
  for benefits:
 Beginning of year      1,244,404     805,415     209,892     390,905     541,607     683,414      229,361     383,286   4,488,284
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------
 End of year           $1,792,112  $1,252,399  $  283,126  $  475,359  $  683,689  $  699,337   $  237,177  $   40,495  $5,463,694
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------
                       ----------  ----------  ----------  ----------  ----------  ----------   ----------  ----------  ----------


                 See accompanying notes to financial statements.

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                            YEAR ENDED MARCH 31, 1995

                                             Fund Information
                        ---------------------------------------------------------
                                                                          Spartan   Minntech
                                    Growth and             Intermediate    Money   Corporation             Contribution
                         Magellan     Income     Overseas      Bond       Market     Common    Participant  Receivable
                           Fund        Fund        Fund        Fund        Fund       Stock       Loans      and Cash     Total
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Sources of net assets:
 Interest/dividend
  income                $   38,719  $   50,122  $    2,964  $   24,463  $   22,836  $    4,470  $   20,534              $  164,108
 Net appreciation
  (depreciation) in
  fair value of
  investments               56,416      34,811      (7,538)     (9,520)                161,205                             235,374
 Employer discretionary
  contributions                                                                                               $363,550     363,550
 Employer matching
  contributions             14,595       7,906       2,943       4,150       4,916       4,695                              39,205
 Employee contributions    189,947     104,082      36,813      53,199      61,929      59,522                  19,736     525,228
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total additions         299,677     196,921      35,182      72,292      89,681     229,892      20,534     383,286   1,327,465
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Applications of
  net assets:
 Distributions             (19,798)    (10,107)       (764)     (2,337)     (6,080)    (12,570)     (5,388)                (57,044)
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total decreases         (19,798)    (10,107)       (764)     (2,337)     (6,080)    (12,570)     (5,388)                (57,044)
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net increase prior to
  interfund transfers      279,879     186,814      34,418      69,955      83,601     217,322      15,146     383,286   1,270,421
Interfund transfers        (34,501)     72,557      56,546      77,458      21,252      10,531     (15,461)   (188,382)
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net increase
    (decrease)             245,378     259,371      90,964     147,413     104,853     227,853        (315)    194,904   1,270,421

Net assets available
  for benefits:
 Beginning of year         999,026     546,044     118,928     243,492     436,754     455,561     229,676     188,382   3,217,863
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 End of year            $1,244,404  $  805,415  $  209,892  $  390,905  $  541,607  $  683,414  $  229,361  $  383,286  $4,488,284
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                        ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


                 See accompanying notes to financial statements.

                              MINNTECH CORPORATION
                  PROFIT SHARING AND RETIREMENT PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

The Minntech Corporation Profit Sharing and Retirement Plan and Trust (the Plan) is fully described in the "Minntech Corporation Profit Sharing and Retirement Plan and Trust" Plan Agreement.

PARTICIPATION

The Plan is a defined contribution plan for Minntech Corporation's (the Company) employees. Employees are eligible to participate in the Plan after the employee has both:

(a)   attained twenty-one years of age, and

(b)   completed 1000 or more hours during 12 consecutive months.

Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee's coverage under the Plan.

ADMINISTRATION

The Company is the Plan Administrator. To assist the Company as the Plan Administrator, the Plan provides for the appointment of an Administrative Committee, which consists of officers/shareholders of the Company. Separate officers and shareholders of the Company are the trustees (the Trustees) of the Plan. Fidelity Investments is an agent of the Trustees and is the investment custodian for the Plan.

CONTRIBUTIONS

Eligible participants may invest 1% to 10% of their annual compensation, with the Company matching 10% of the first 6% of employee contributions.

The Company may also make discretionary contributions to the Plan each year based upon the financial performance of the Company. The Company is not required to make a contribution in any Plan year.

Contributions are credited to each qualifying participant's account, based on the proportion of their recognized compensation, as defined, to the total recognized compensation of all qualifying participants. Contributions are fully funded on an annual basis, following the Plan's fiscal year-end.

DISTRIBUTIONS

Distributions are made to vested employees after retirement or termination from the Company.

VESTING

When employment ends, the participants are vested in all, some or none of their account balance, depending upon various factors, including the participant's age and length of service. Any non-vested portion of the account balance will be forfeited and added to the remaining qualified participants' accounts, in proportion to which a qualified participant's recognized compensation bears to the total recognized compensation of all qualifying participants.

A qualifying participant vests twenty percent after three years, an additional twenty percent for each of years four, five, six and seven. A participant is fully vested after seven years of service or upon retirement at age sixty-five or upon death or disability.

The Company may elect to terminate the Plan at any time. In the event the Company elects to terminate the Plan, all participant account balances become fully vested.

PARTICIPANT LOANS

Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser amount of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participants' accounts and bear interest at the prime interest rate. Loans must be repaid over a period of five to ten years.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the plan are prepared on the accrual basis of accounting.

INVESTMENTS

Investments are recorded at fair market value, as determined by quoted prices in an active market. Net appreciation of investments reported in the Statement of Changes in Net Assets Available for Benefits includes both realized and unrealized gains and losses.

ADMINISTRATIVE EXPENSES

Currently, no administrative expenses are paid by the Plan. Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 30, 1993 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

                                                                      SCHEDULE I
                     MINNTECH CORPORATION PROFIT SHARING AND
                            RETIREMENT PLAN AND TRUST
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 MARCH 31, 1996



                                                                      Current
    Identity of Issuer        Description of Investment               Value**
    ------------------        -------------------------               -----

Fidelity Investments          Magellan Fund                         $ 1,792,112
                              Growth and Income Fund                  1,252,399
                              Overseas Fund                             283,126
                              Intermediate Bond Fund                    475,359
                              Spartan Money Market Fund                 683,689
                                                                    -----------
                                                                      4,486,685

Minntech Corporation*         Common stock                              699,337

Participant loans             Loans receivable from participants        237,177
                                                                    -----------

     Total assets held for
        investment purposes                                         $ 5,423,199
                                                                    -----------
                                                                    -----------

*    Party in interest.

**   Cost basis information is not available.

                                                                     SCHEDULE II
                     MINNTECH CORPORATION PROFIT SHARING AND
                            RETIREMENT PLAN AND TRUST
                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                            YEAR ENDED MARCH 31, 1996

                                                                                                           Purchase        Selling
     Identity of Party Involved                     Description of Asset                                      Price         Price*
     --------------------------                     --------------------                                        -----         -----
Fidelity Investments - Magellan Fund                Purchase of 5,212 units of participation
                                                    in 65 transactions                                    $ 445,138

Fidelity Investments - Magellan Fund                Sale of 1,911 units of participation
                                                    in 11 transactions                                                   $ 152,548

Fidelity Investments - Growth and Income Fund       Purchase of 15,117 units of participation
                                                    in 62 transactions                                      379,620

Fidelity Investments - Growth and Income Fund       Sale of 6,720 units of participation
                                                    in 7 transactions                                                      190,286

Fidelity Investments - Overseas Fund                Purchase of 3,035 units of participation
                                                    in 57 transactions                                       87,906

Fidelity Investments - Overseas Fund                Sale of 1,429 units of participation
                                                    in 5 transactions                                                       47,687

Fidelity Investments - Intermediate Bond Fund       Purchase of 13,461 units of participation
                                                    in 67 transactions                                      135,311

Fidelity Investments - Intermediate Bond Fund       Sale of 5,711 units of participation
                                                    in 5 transactions                                                       58,653

Fidelity Investments - Spartan Money Market Fund    Purchase of 232,295 units of participation
                                                    in 70 transactions                                      232,295

Fidelity Investments - Spartan Money Market Fund    Sale of 90,213 units of participation
                                                    in 10 transactions                                                      90,213

Fidelity Investments - Minntech Corporation Stock   Sale of 10,800 units of participation
                                                    in 2 transactions                                                      165,841


*  Cost information is not available.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Minntech Corporation Profit Sharing and Retirement Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:_________________, 1996           MINNTECH CORPORATION PROFIT SHARING AND
                                       RETIREMENT PLAN
                                       AND TRUST



                                       By:
                                          -------------------------------------
                                          Louis C. Cosentino, Ph.D.
                                          Member of the Administrative Committee